ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

September 23, 2014

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 174 to the Trust’s Registration Statement on Form N-1A – Longboard Long/Short Equity Fund.

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Longboard Long/Short Equity Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 174 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 174”).  Post-Effective Amendment No. 174 is being filed for the purpose adding the Fund as a new series of the Trust.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

/s/  David J. Baum

David J. Baum

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